Under the Securities Exchange Act of 1934

MOTIVATING THE MASSES INC

 (Name of Issuer)

SCHEDULE 13D

Common Stock, $0.001 par value

(Title of Class of Securities)

61979X 106

(CUSIP Number)

2121 Palomar Airport Road, Suite 300
Carlsbad, California

Telephone: (760) 931-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

(1)	Name of Reporting Persons: Lisa S. Nichols S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: United States

	(7)	Sole Voting Power: 40.95%

Number of Shares Beneficially Owned By Each Reporting Person With	(8)	Shared Voting Power: 0.85%

	(9)	Sole Dispositive Power: 40.95%

	(10)	Shared Dispositive Power: 0.85%

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:  6,721,500 shares directly owned by the Reporting Person and 140,000 shares owned by family members of the Reporting Person. The Reporting Person disclaims beneficial ownership of the 140,000 shares owned by her family members.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)

Percent of Class Represented by Amount in Row (11): 41.80% (based on a total of 16,415,390 shares of issued and outstanding stock as of October 20, 2015, disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2015)

(14)	Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to 6,861,500 shares (the “Shares”) of common stock, $0.001 par value per share (the "Common Stock"), of Motivating the Masses Inc., a Nevada corporation (the “Company” or “Issuer”).

The Company's principal office is located at 2121 Palomar Airport Road, Suite 300, Carlsbad, CA 92011; Tel: (760) 931-9400.

Item 2.  Identity and Background.

(a)	This statement (this "Statement") is being filed by Lisa S. Nichols, an individual (“Nichols”, or the “Filer”).

(b)	The Filer’s address is 2121 Palomar Airport Road, Suite 300, Carlsbad, CA 92011; Tel: (760) 931-9400.

(c)	The Filer is Chief Executive Officer and Director of the Issuer.

(d)	During the past five years, the Filer has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Filer has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	The Filer is a citizen of United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Filer received 6,721,500 shares of the Shares from the Issuer on June 22, 2011 as founder’s shares. A total of 140,000 shares of the Shares are owned by family members of the Filer, including 10,000 shares owned by Blanche Houston, grandmother of the Filer; 40,000 shares owned by Agnes Lewis, mother of the Filer; 40,000 shares owned by James Nichols, father of the Filer; 10,000 shares owned by James Nichols Jr., brother of the Filer; and 40,000 shares owned by Jelani Nichols, adult son of the Filer. The Filer disclaims beneficial ownership of the 140,000 shares.

Item 4. Purpose of Transaction

The Filers acquired the securities for investment purposes.

The Filers currently does not have plans or proposals which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5.  Interest in Securities of the Issuer

(a)	The Filer beneficially owns 6,721,500 shares (40.95%) of the 16,415,390 shares of issued and outstanding Common Stock of the Issuer as of October 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2015. A total of 140,000 shares, of which the Filer disclaims beneficial ownership, are owned by family members of the Filer, including 10,000 shares owned by Blanche Houston, grandmother of the Filer; 40,000 shares owned by Agnes Lewis, mother of the Filer; 40,000 shares owned by James Nichols, father of the Filer; 10,000 shares owned by James Nichols Jr., brother of the Filer; and 40,000 shares owned by Jelani Nichols, adult son of the Filer.

(b)	The Filer has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 6,721,500 shares. The Filer may have the power to influence the disposition of the 140,000 shares owned by her family members.

(c)	The Filer has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	No other person is known to the Filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2016

Signature:  /s/ Lisa S. Nichols

Name: Lisa S. Nichols